UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

Floor Six   65 Front Street   Hamilton Parish   Islands of Bermuda   HM12

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: March 22, 2012

FIREFLIES ENVIRONMENTAL LIMITED

(formerly Creator Capital Limited)

65 Front Street, 6th Floor

Hamilton, HM12, Bermuda

March 20, 2012

To Our Shareholders:

You are cordially invited to attend the 2011 Annual General Meeting of Shareholders of Fireflies Environmental Limited (formerly, Creator Capital Limited), a Bermuda exempted company (the "Company"), which will be held at 10:00 a.m. (Pacific Time) / 1:00 p.m. Eastern Time / 2:00 p.m. (Atlantic Time), on 30 March 2012 at 65 Front Street, 6th Floor; Hamilton HM 12; Bermuda (the "Annual General Meeting").

At the Annual General Meeting, Shareholders will vote to:

(i)  change the name of the company of the Company from “Fireflies Environmental Limited” back to Creator Capital Limited.

(ii)  fix the maximum number of persons to be elected to the Board of Directors at ten, to waive the requirements of Bye-law 54(a), to elect three persons to the Board of Directors, and to designate seven positions as casual vacancies and authorize the board to fill same as it sees fit;

(iii)  consider, and if thought fit, to appoint Saturna Group, Chartered Accountants LLP, as the auditors of the Company;

(iv)  receive and consider the financial statements of CCL, together with the auditor's report thereon for the financial year ended December 31st, 2010; and

(v)  transact such other business as may properly come before the Annual General Meeting.  Further information concerning the meeting and the nominees for director can be found in the accompanying Notice and Proxy Statement.

We hope that you can attend the Annual General Meeting and assist the Board of Directors by voting for the election of directors and the ratification of the appointment of the auditors.  In the event that you are unable to attend this meeting, we have included a Standing Proxy, which designates and appoints Meridian Fund Services (Bermuda) Limited (the “Administrator”) as your lawful Proxy in matters which may arise at any meeting of the Shareholders, unless revoked by you in writing.

If, however, you do not wish to execute a Standing Proxy, we have enclosed a Proxy Form which we ask you to complete and return by either fax at (441) 292 8200, courier, or post to: Fireflies Environmental Limited c/o Meridian Fund Services (Bermuda) Limited, 65 Front Street, 6th Floor, Hamilton HM 12, Bermuda, or by email attachment to ljohnson@meridian.bm on or before 29 March 2012.  If you attend the meeting, you may vote in person, even if you have previously submitted a proxy card.

Sincerely,

“Deborah Fortescue-Merrin”

Deborah Fortescue-Merrin

Chairman of the Board

2

FIREFLIES ENVIRONMENTAL LIMITED

65 Front Street, 6th Floor;

Hamilton HM 12, Bermuda

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 30 March 2012

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting of the Shareholders ("Annual General Meeting") of FIREFLIES ENVIRONMENTAL LIMITED, a Bermuda exempted company (the "Company"), will be held at 65 Front Street, 6th Floor; Hamilton HM 12, Bermuda, on 30 March 2012 at the hour of 10:00 a.m. (Pacific Time) / 1:00 p.m. Eastern Time / 2:00 p.m. (Atlantic Time), for the following purposes:

1.

To consider, and if thought fit, to change the name of the Company from “Fireflies Environmental Limited” back to “Creator Capital Limited”;

2.

To consider and, if thought fit, to fix the maximum number of persons to be elected to the Board of Directors at ten, to waive the provisions of Bye-law 54(a), to elect three persons to the Board of Directors, and to designate seven positions as casual vacancies and authorize the board to fill same as it sees fit;

3.

To consider, and if thought fit, to appoint Saturna Group, Chartered Accountants LLP, as the auditors of the Company;

4.

Receive and consider the financial statements of CCL, together with the auditor's report thereon for the financial year ended December 31st, 2010; and

5.

To transact such other business as may properly come before the Annual General Meeting.  Further information concerning the meeting and the nominees for director can be found in the accompanying Notice and Proxy Statement.

This Notice and Proxy Statement and the enclosed form of proxy are being sent only to shareholders of record and beneficial owners of whom the Company is aware as of 19 March 2012.  However, all shareholders of record on the date of the meeting are entitled to attend and to vote at the Annual General Meeting.  The Company's Form 20-F Annual Report for the year ended December 31st, 2010, including audited financial statements, is included with this Proxy Statement and this Notice.

We hope you will be represented at the Annual General Meeting by signing, dating and returning the enclosed proxy card as promptly as possible, whether or not you expect to be present in person. Your vote is important -- as is the vote of every shareholder -- and the Board appreciates the cooperation of shareholders in directing proxies to vote at the meeting.

Your proxy may be revoked at any time by following the procedures set forth in the accompanying Proxy Statement, and the giving of your proxy will not affect your right to vote in person if you attend the Annual General Meeting.

By Order of the Board of Directors

Deborah Fortescue-Merrin

Chairman of the Board

DATED: March 15th, 2012

3

FIREFLIES ENVIRONMENTAL LIMITED

65 Front Street, 6th Floor;

Hamilton HM 12, Bermuda

PROXY STATEMENT

For the 2011 Annual General Meeting of Shareholders

Friday, 30 March 2012

This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of CREATOR CAPITAL LIMITED, a Bermuda exempted company ("the Company" or "CCL"), for use at the Annual General Meeting of the Company to be held at Hamilton, Bermuda, on Friday, 30 March 2012 at 10:00 a.m. (Pacific Time) / 1:00 p.m. (Eastern Time) / 2:00 p.m. (Atlantic Time), and at any adjournments or postponements thereof (the "Annual General Meeting").  Unless the context otherwise requires, references to the Company include CCL and its subsidiaries.  The proxy is revocable by (i) filing a written revocation with the Secretary of the Company prior to the voting of such proxy, (ii) giving a later dated proxy, or (iii) attending the Annual General Meeting and voting in person.  Shares represented by all properly executed proxies received prior to the Annual General Meeting will be voted at the meeting in the manner specified by the holders thereof. Proxies that do not contain voting instructions will be voted;

(i) FOR the change of the name of the Company; (ii) FOR the election of the nominees approved by the Board;  (iii) FOR the appointment of Saturna Group, Chartered Accountants LLP, as the Company's auditors;  (iv) FOR the granting, and amending of incentive stock options at the discretion of the Board of Directors; and  (v) if any other matters properly come before the Annual General Meeting, in accordance with the best judgment of persons designated as proxies.

The Board has established 19 March 2012 the date used to determine those record holders and beneficial owners of Common Stock to whom notice of the Annual General Meeting will be sent (the "Record Date").  On the Record Date, there were 87,467,288 shares of common stock, par value US$.01 per share (the "Common Stock"), outstanding.  The holders of the Common Stock are entitled to one vote for each share of Common Stock held.  All matters presented at the Annual General Meeting require approval by a simple majority of votes cast at the meeting.

The presence, in person or by proxy, at the Annual General Meeting of at least two shareholders entitled to vote is necessary to constitute a quorum at the Annual General Meeting.  This Notice, Proxy Statement and enclosed form of proxy are first being mailed on or about 19 March 2012.

PROPOSAL 1

CHANGE OF COMPANY NAME

The opportunity which the company was pursuing, and for which the Company changed its name, did not materialize as anticipated.  It is felt that the name is too restrictive for future endeavours.  Therefore, management has decided to revert back to the original name of “Creator Capital Limited”.

PROPOSAL 2

ELECTION OF DIRECTORS

The Shareholders may, by passing a resolution at the annual general meeting ("AGM") determine the maximum number of Directors that may be appointed to the Board from time to time subject always to the terms of the bye-laws.  If the shareholders determine, the maximum number of directors (e.g. ten) and then elect a lesser number (e.g. three), a formal vacancy arises.  The shareholders can fill this formal vacancy(ies) at a general meeting of the Company or they can pass a resolution (i) designating the vacancy as a casual vacancy and (ii) authorizing the Directors to fill such vacancy(ies).  So long as a quorum of Directors remains in office, the Board shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a vacancy designated as a "casual" vacancy by the Shareholders.  In this connection, casual vacancy is understood to be a vacancy that arises otherwise than by the expiration of a term of office.  Accordingly, there will be a casual vacancy if the vacancy is designated as such by the shareholders, a director, dies, resigns, is removed, becomes disqualified from holding office and/or any other reason other than that arising by rotation.

In accordance with the Company's Bye-Laws, specifically bye-law 54(a) the number of Directors shall be ten.  The Board recommends the election to the Board of the three nominees whose names appear below.  As a result there shall be seven casual vacancies, which the Board should be authorized to fill as and when it sees fit.  In the absence of instructions to the contrary, the enclosed proxy will be voted FOR the nominees listed below.

Pursuant to the Bye-Laws of the Company, one director may be appointed by Harrah's Interactive Investment Company, a Nevada Corporation ("HIIC", and together with its affiliates, the "HIIC Entities"), pursuant to Bye-Law 54B.  Bye-Law 54B provides that during such time as the HIIC Entities own 10% or more of the outstanding voting securities, or their equivalents, of the Company, on a fully-diluted basis, the HIIC Entities will have the ability to appoint a percentage of directors (rounded to the nearest 10%).  This percentage of directors has the same proportion to the size of the entire Board as the number of such voting securities held by the HIIC Entities bears to the total number of such securities, on a fully diluted basis.  The HIIC Entities will also be entitled to such proportionate representation on the Executive, Compensation and Audit Committees of the Board.  On the Record Date, the HIIC Entities owned approximately 6,886,915 of the outstanding voting securities (7.87%), or their equivalents, of the Company.  The HIIC Entities have elected not to exercise their right to appoint a member to the Board for the coming year.

With respect to the nominees for the three members of the Board to be elected by the shareholders of the Company at the Annual General Meeting, the following sets forth the name of each nominee and, for each, the period during which the nominee has served as a director, information relating to the nominee's age, principal occupation and business experience during the past five years, any other directorships held by the nominee in publicly held companies and certain other information.  Information with respect to the ages of directors is as of March 15, 2012, and information as to their ownership of shares of Common Stock as of that date is provided under the caption "Security Ownership By Directors, Officers and Five Percent (or more) Shareholders”.

ANTHONY P. CLEMENTS, age 66, has been a director of the Company since March of 1992.  Mr. Clements is an investment banker.  From 2002 to the present, Mr. Clements has been the Head of Corporate Finance with ODL Securities, based in London, England.  From March 1998 to 2002 Mr. Clements was an investment banker with Yorkton Securities, also based in London, England and from 1994 to 1998, he was an investment banker with T. Hoare & Co.  Mr. Clements also served as a director of the Company's operating subsidiary from August 10, 1995 until its amalgamation with the Company on June 17th, 1997.  Prior to 1994, Mr. Clements was an investment banker for Rickets & Co., also based in London.  Mr. Clements has also managed the North American portfolio of Postel Investment Management (pension fund managers for both the Post Office and British Telecom) from 1973 until 1987, and has worked in areas of corporate finance since 1987.

DEBORAH FORTESCUE-MERRIN, age 56, has been a director of the Company since September 10th, 1999, and she was previously a director of the Company from October 1995 to October 1997.  Mrs. Merrin is Vice-President of J. Perot Financial Corp., a private investment management firm located in Vancouver, British Columbia, Canada.  Previous to joining J. Perot Financial, Mrs. Merrin was a securities broker for twelve years, and worked in the area of corporate finance from 1989-1992, specializing in special situations concerning medical issues.  Mrs. Merrin is the President and a Director of North American Medical Services Inc., also a publicly traded company, and NuCèlle Inc.  Mrs. Merrin is also currently the President, and Chairman of Creator Capital Limited

Kendrick Lanyi Grunfelt, age 65, has a vast experience in management ( 40 years) at Argentine, Chilean and multinational companies (manufacturing and services companies) holding positions as CEO and General Manager, South American Regional Director, Strategic and Marketing Manager, Finance Manager, Supply chain and Exports Manager. In companies such as Nestle, Carter Holt Harvey(NZ), Bonafide Group (Buenos Aires, Argentina), WIICORP, at different industries as retail, food, forestry, steel, toiletries and cosmetics, office furniture and architectural finishing for large buildings, Financial services and Strategic & Marketing Management and Balanced Scorecard & Control Consultancy.   Kendrick was co-founder and CEO & Chairman of Intexsys SA that became the leader in Chile in Office furniture and that was sold to a large economic group.  Today, Kendrick is involved with forestry exports to USA and Strategic & Marketing Management Consulting as well as lecturing at Business schools of Universidad de Chile, Universidad Andres Bello and Universidad del Desarrollo.(MBA& Bachelors).  Currently, he is member of the Commission of Customs and Trade of the Chilean chapter of the International Chamber of Commerce of Paris.  Kendrick has represented a couple of US companies in the field of Forestry, IT and Bio organic catalysts.  Kendrick is a Commercial engineer of Universidad de Chile and has post-graduate degree in Strategic Management at NYU.  Kendrick is the founder of the Chilean offices of South American Business Development Corp. and has been a Director for the last 10 years.

The Company is not aware of any arrangements or understandings between any of the individuals named above and any other person pursuant to which any of the individuals named above were selected as a director and/or executive officer.  The Company is not aware of any family relationship among the officers and directors of the Company or its subsidiaries.  The only arrangement with respect to members of the Board of which the Company is aware is the right of the HIIC Entities to appoint directors to the Board pursuant to Bye-Law 54B of the Company's Bye-Laws.

OTHER INFORMATION ABOUT THE BOARD AND ITS COMMITTEES

Meetings:

The Board of Directors did not hold any formal meetings during the fiscal year ended December 31st, 2010.  Pursuant to the Company's current Bye-Laws, the Board consists of three directors.

Compensation:

All of the directors of the Company are re-imbursed for out-of-pocket expenses.  The directors of the Company receive no other compensation.  No stock options were awarded to the directors of the Company during 2010.

Executive Committee

The Executive Committee of the Board currently consists of Mrs. Fortescue-Merrin and Mr. Tony Clements.  The principal functions of the Executive Committee are to exercise the power of the Board in the management of the business and affairs of the Company with certain exceptions. The executive committee did not hold any meetings during the fiscal year ended December 31st, 2010.

Audit Committee

The Audit Committee of the Board currently consists of Mrs. Fortescue-Merrin, and Mr. Tony Clements.  The principal functions of the Audit Committee are to make recommendations to the Board regarding:  (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors;  (iii) to approve the scope of the annual audit activities of the independent auditors;  (iv) to approve the audit fee payable to the independent auditors;  (v) and to review such audit results.  The audit committee did not hold any meetings during the fiscal year ended December 31st, 2010.

Compensation Committee

The Compensation Committee consisted of Ms Mann, and Mr. Tony Clements.  The Compensation Committee did not hold any meetings during the fiscal year ended December 31st, 2010.  For information on the duties and actions of the Compensation Committee, see "Report on Compensation."  Mr. Kendrick Grunfelt will join the Compensation Committee in place of Ms Mann.

SECURITY OWNERSHIP BY DIRECTORS, OFFICERS AND

FIVE PERCENT (OR MORE) SHAREHOLDERS

As of December 31st, 2010, based on information supplied to the Company, directors and executive officers, as a group, may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) less than 1% of the outstanding shares of Common Stock. To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding Common Stock beneficially own the shares of Common Stock set forth below.

Name	Amount and Nature Of Beneficial Ownership	Percent of Class (1)

Anthony P. Clements (2) Deborah Fortescue-Merrin (3) Kendrick Lanyi Grunfelt Directors and Officers as a Group (3 individuals) Harrah's Interactive Investment Company (HIIC) (4)	options 1,100,000 options 1,600,000 common shares 48,500 options 0 total 2,748,500 common shares 6,886,915	* * * * * 7.29%

*Less than 1%

(1)

Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options and warrants for,6,950,000, which are currently exercisable.

(2)

Includes options for 100,000 shares granted on October 11th, 2001

(3)

Does not include 1,406,870 shares of Common Stock, which have been donated to a charitable foundation of which Mrs. Fortescue-Merrin is a director. Includes options for 100,000 shares granted on October 11, 2001.

(4)

Harrah's Interactive Investment Company's address is 1 Harrah’s Court, Las Vegas, Nevada, 89119-4312.

EXECUTIVE COMPENSATION

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31st, 2010, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)

Deborah Fortescue-Merrin Chairman	12/31/10 12/31/09 12/31/08 12/31/07	US$42,000 US$42,000 US$42,000 US$52,029	NIL NIL NIL NIL	NIL NIL NIL NIL	NIL NIL NIL NIL	1,500,000

OPTION GRANTS IN THE LAST FISCAL YEAR

No Option shares were granted to directors and/or consultants during the year ending December 31st, 2010.  Current Options outstanding are detailed in the table below:

Name	No. of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Directors and Officers in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Tony Clements Tony Clements Deborah Merrin Deborah Merrin	100,000(1) 1,000,000(2) 100,000(1) 1,500,000(2)	xx 28.57% xx 42.86%	$0.35 $0.25 $0.35 $0.25	10-11-11 04-06-12 10-11-11 04-06-12	xx xx xx xx	xx xx xx xx

(1)

Options granted on October 11th, 2001

(2)

Options granted on April 6th, 2007

FISCAL YEAR-END OPTION VALUES

No options were exercised by the named Executive Officers during the fiscal year ended December 31st, 2010. No options listed in this table were in-the-money at the end of the fiscal year ended December 31st, 2010.

Number of Securities Underlying Unexercised Options at Fiscal Year End 2010
Name	Exercisable	Unexercisable

Deborah Fortescue-Merrin(1) Deborah Fortescue-Merrin(2)	100,000 1,500,000	NIL NIL

(1) Options granted on October 11th, 2001

(2) Options granted on April 6th, 2007

REPORT ON COMPENSATION

s Deborah Fortescue-Merrin served as President & Chairman of the CCL during the fiscal year 2010.  She was compensated on a consulting basis, and she received US$42,000 during 2010 (by way of a company in which she holds a controlling interest), compared with US$42,000 during 2009, and US$42,000 during 2008 respectively.  These amounts owing have accrued, not paid, since March 2006.

The Members of the Board of Directors during the Fiscal Year Ended December 31st, 2010 were:

Anthony P. Clements

Deborah Fortescue-Merrin

Anastasia Kostoff-Mann

PROPOSAL 3

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the appointment of Saturna Group, Chartered Accountants LLP, located in Vancouver, B.C., Canada, as the auditor of the Company, to hold office for the ensuing year, at a remuneration to be negotiated by management, and approved by the Board.

PROPOSAL 4

APPROVAL OF THE GRANTING OF STOCK OPTIONS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the approval and ratification of, and amendments to Incentive Stock Options to purchase common shares of Creator Capital Ltd. granted, which have not been previously approved by the shareholders.  This proposal also authorizes the directors, in their discretion, to grant stock options, and to amend stock options granted, subject to any regulatory approvals required.

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

DEBORAH FORTESCUE-MERRIN, a Director of the Company was appointed the Chairman of the Board and President at the Directors Meeting September 11th, 1999.  She was re-appointed at the Directors Meeting of October 1, 2010.

SOLICITATION OF PROXIES

The cost of soliciting proxies will be borne by the Company.  Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of stock and normal handling charges will be paid for such forwarding services.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED:  March 15, 2012

Fireflies Environmental Limited

SHAREHOLDER’S STANDING PROXY

I/We,

Shareholder Name:
Shareholder Address:

the holder(s) of Participating shares in Fireflies Environmental Limited HEREBY APPOINT(S) Meridian Fund Services (Bermuda) Limited (the “Administrator”) as my/our agent and standing proxy to represent me/us and to vote on my/our behalf at any General Meeting of the Company and any adjournment thereof and, on my/our behalf, to consent to short notice of such meeting, excluding the authority to execute on my/our behalf written resolutions being General Meeting resolutions of the Company, such agency and proxy to remain effective until revoked in writing or by appearing in person at any general meeting.

Signed
Print Name:

Title:
Date:

NOTES

Please see next page for important notes regarding this Standing Proxy

NOTES

1.

Only a holder of Participating Shares is entitled to attend and vote or to appoint a proxy to attend and vote in his/her place at the Meeting.

2.

If any proxy other than the Chairman is preferred, strike out the chairman and enter the name and address of the proxy desired and initial the alteration.  Completion of the form of proxy does not prevent a member from attending and voting in person.

3.

To be valid, this form of proxy and the power of attorney or other authority, if any, under which it is signed, must be received by the Company no later than one hour before the time appointed for the Meeting or any adjournment thereof.

4.

In the case of a corporation, this form of proxy must either be executed under its common seal or under the hand of an officer or attorney duly authorized.

5.

In the case of joint holders, the vote of the first name in the register who tendered a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders.

6.

Any alteration made to the form of proxy (including the deletion of bracketed choices) must be initialed.

7.

A proxy need not be a member of the Company.

8.

A vote given by the duly authorized representative of a member shall be valid, notwithstanding the previous termination of such authority unless notice in writing of such termination was received by the Company at least one hour before the time appointed for holding the Meeting.

9.

All actions taken by the Company, the Administrator and other holders of Participating Shares in connection with the convening of the Meeting and the procedures thereat have been taken in good faith and any accidental failure to count the votes cast pursuant to this proxy on any resolution passed at the Meeting shall not invalidate the Meeting or the passing or rejection (as the case may be) of the resolution in question.

FIREFLIES ENVIRONMENTAL LIMITED

Proxy for 2011 Annual General Meeting of Shareholders on

 Friday, 30 March 2012

This Proxy is Solicited on Behalf of the Board of Directors of Creator Capital Limited

  The undersigned hereby appoints Meridian Fiduciary Services (Bermuda) Ltd.  with full power of substitution, the undersigned's true and lawful attorneys and proxies to vote the shares of Common Stock of Creator Capital Limited, which the undersigned is entitled to vote at the Annual General Meeting of Shareholders to be held at Hamilton, Bermuda, on Friday, 30 March 2012 at 1:00 p.m. (Eastern Time) / 2:00 p.m. (Atlantic Time) / 10a.m. (Pacific Time),  and all adjournments or postponements thereof, with all the powers the undersigned would possess if personally present, as indicated on this card for the proposals described in the Notice and Proxy Statement for such meeting and in their discretion on such other matters as may properly come before the meeting or any adjournments or postponements thereof.

  Unless otherwise instructed, this proxy will be voted for the nominees listed in Proposal 2 and for approval of the matters set forth in Proposals 1,2, 3, and 4.

  Please mark, sign and mail this proxy promptly in the enclosed envelope.

1.  Change of name to Creator Capital Limited.

[_] FOR

[_] AGAINST

     [_] ABSTAIN\

approval

approval

2.  Election of the following three Director Nominees:

 A Clements, D Fortescue-Merrin, K. Grunfelt,

[_] FOR

[_] WITHHELD

     [_] FOR, except

nominees

from nominees

     vote withheld from

the following nominees

3.  FOR the appointment of Saturna Group, Chartered Accountants LLP as the Company's auditor:

[_] FOR

[_] AGAINST

     [_] ABSTAIN

approval

approval

4.  Approve and ratify incentive Stock Options:

[_] FOR

[_] AGAINST

     [_] ABSTAIN

approval

approval

Dated: _____________, 2012

No of Shares:

Signature:

Capacity/Title:

PLACE SHAREHOLDERS ADDRESS

& NO. OF SHARES HELD LABEL HERE

Please sign the exact name of the shareholder as it appears hereon. If acting as administrator, trustee or in other representative capacity, please sign name and title.  Please check mark, sign, date, and mail this proxy promptly in the enclosed envelope.